EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Cenovus Energy Inc. ("Cenovus")
4100, 225 – 6 Avenue SW
Calgary, Alberta  T2P 1N2
Item 2.	Date of Material Change

January 1, 2021
Item 3.	Press Release

A news release disclosing the material change was issued by Cenovus on January 4, 2021 through the services of Globe Newswire.
Item 4.	Summary of Material Change

Effective January 1, 2021, Cenovus completed its previously announced acquisition of all of the issued and outstanding common shares ("Husky Common Shares") and preferred shares ("Husky Preferred Shares") of Husky Energy Inc. ("Husky") pursuant to a court approved plan of arrangement ("Plan of Arrangement") under the Business Corporations Act (Alberta) (the "Arrangement"). As a result of completing the Arrangement, Husky has become a wholly-owned subsidiary of Cenovus.
Pursuant to the Arrangement, holders of Husky Common Shares received 0.7845 of a Cenovus common share ("Cenovus Common Share") and 0.0651 of a Cenovus common share purchase warrant ("Cenovus Warrant") in respect of each Husky Common Share held, resulting in the issuance of 788,517,905 Cenovus Common Shares and 65,433,323 Cenovus Warrants, and holders of Husky Preferred Shares exchanged each Husky Preferred Share for one Cenovus preferred share ("Cenovus Preferred Share") with substantially identical terms.
Item 5.1	Full Description of Material Change

Effective January 1, 2021, Husky completed the Arrangement in accordance with the Arrangement Agreement dated October 24, 2020 and the Plan of Arrangement.  As a result of completing the Arrangement, Husky has become a wholly-owned subsidiary of Cenovus.

Pursuant to the Arrangement, holders of Husky Common Shares received 0.7845 of a Cenovus Common Share and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share held, resulting in the issuance of 788,517,905 Cenovus Common Shares and 65,433,323 Cenovus Warrants, and holders of Husky Preferred Shares exchanged each Husky Preferred Share for one Cenovus Preferred Share with substantially identical terms. Each whole Cenovus Warrant entitles the holder to acquire one Cenovus Common Share at an exercise price of $6.54 for a period of 60 months from the date of issuance.
The Cenovus Warrants have been listed on the Toronto Stock Exchange ("TSX") under the ticker symbol "CVE.WT" and on the New York Stock Exchange under the ticker symbol "CVE WS". The Cenovus Preferred Shares Series 1, Series 2, Series 3, Series 5 and Series 7 have been listed on the TSX under the ticker symbols "CVE.PR.A", "CVE.PR.B", "CVE.PR.C", "CVE.PR.E" and "CVE.PR.G". The Husky Common Shares and Husky Preferred Shares were delisted from the TSX at the close of trading on January 5, 2021.

In addition, pursuant to the Arrangement, each option to acquire a Husky Common Share (a "Husky Option") was exchanged for an option to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of such Husky Option, multiplied by 0.7845, with an exercise price per Cenovus Common Share equal to the exercise price per share of such Husky Option divided by 0.7845 and rounded up to the nearest whole cent. All Husky Options were concurrently cancelled and terminated.

Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l. which, following closing of the Arrangement, hold approximately 15.71% and 11.46%, respectively, of the issued and outstanding Cenovus Common Shares on a non-diluted basis, have each entered into a separate standstill agreement with Cenovus, taking effect as of the closing of the Arrangement, pursuant to which such shareholder will be subject to certain voting requirements, transfer restrictions and other standstill restrictions for a maximum term of five years following closing, including a lock‐up period that will restrict such shareholder from transferring any of its Cenovus Common Shares for a period of 18 months following closing, subject to certain limited exceptions. In addition, in connection with the closing of the Arrangement, Hutchison Whampoa Europe Investments S.à r.l. and L.F. Investments S.à r.l. have each entered into a separate registration rights agreement and pre-emptive rights agreement with Cenovus, pursuant to which such shareholder has been provided with customary registration and pre‐emptive rights.

Effective on closing of the Arrangement, the board of directors of Cenovus consists of eight members of the prior board of directors of Cenovus: Keith A. MacPhail (as Independent Board Chair), Alex J. Pourbaix, Keith M. Casey, Jane E. Kinney, Harold N. Kvisle, Richard J. Marcogliese, Claude Mongeau and Rhonda I. Zygocki, and four members of the prior board of directors of Husky: Canning K. N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt.

In addition, immediately following closing of the Arrangement, Cenovus's executive teams consists of:
•	Alex Pourbaix – President & Chief Executive Officer
•	Jeff Hart – Executive Vice-President & Chief Financial Officer
•	Jon McKenzie – Executive Vice-President & Chief Operating Officer
•	Keith Chiasson – Executive Vice-President, Downstream
•	Andrew Dahlin – Executive Vice-President – Safety & Operations Technical Services
•	Norrie Ramsay – Executive Vice-President, Upstream – Thermal, Major Projects & Offshore
•	Kam Sandhar – Executive Vice-President, Strategy & Corporate Development
•	Sarah Walters – Executive Vice-President, Corporate Services
•	Drew Zieglgansberger – Executive Vice-President, Upstream – Conventional & Integration
•	Rhona DelFrari – Chief Sustainability Officer & Senior Vice-President, Stakeholder Engagement
•	Gary Molnar – Senior Vice-President Legal, General Counsel & Corporate Secretary

Item 5.2.	Disclosure for Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A
Item 7.	Omitted Information

N/A
Item 8.	Executive Officer

The name and business telephone number of the executive officer of Cenovus who is knowledgeable about the material change and this report is:
Gary Molnar
Senior Vice-President Legal, General Counsel & Corporate Secretary
Telephone at 403-766-2000
Item 9.	Date of Report

January 11, 2021